

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

Via E-mail
Philip Cooke
Chief Financial Officer
Symbid Corp.
Marconistraat 16
3029 AK Rotterdam
The Netherlands

> **Re: Symbid Corp.**
> **Registration Statement on Form S-1**
> **Filed May 21, 2014**
> **File No. 333-196153**

Dear Mr. Cooke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

      o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   In your Form 8-K filed on June 12, 2014, you disclose that you determined not to proceed with the purchase of additional shares of Gambitious B.V., and you entered into an extension agreement with Equidam Holding B.V. pursuant to which we were granted an additional 3 months to negotiate the purchase of additional shares of Equidam Holding B.V. As a result of determining not to proceed with the purchase of additional shares of Gambitious B.V., shares previously held in escrow were either cancelled or distributed to shareholders of Symbid Holding B.V. Please update your registration statement for these developments, including the beneficial ownership table and number of shares outstanding

Prospectus Summary, page 3

4.   Please revise your prospectus summary so that it provides a brief overview of the key aspects of the offering and company and is written in plain English. For example, it is not necessary to describe the detailed mechanics of your recent reverse merger transaction. Instead, revise your summary to carefully consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. Refer to Item 503(a) of Regulation S-K and Rule 421(d) of the Securities Act.

5.   Please move the paragraph under "Business Developments" to the beginning of the Prospectus Summary. Disclose that your crowdfunding platform in the Netherlands is operated through a variable interest entity (VIE) in the Netherlands in which you hold no

equity interest. Also, disclose you do not own the crowdfunding intellectual property, which you transferred to another entity and sublicense from that entity. Disclose that, if you were to lose control over the VIE through a loss of your majority vote on the members' counsel of the VIE, you would be unable to consolidate the financial statements of the VIE. Disclose the percentage of revenues derived from the VIE over the last two fiscal years and most recent interim period. Also disclose your net losses in the last two fiscal years and most recent interim period.

6.   Specifically state at the beginning of the Prospectus Summary that you do not provide equity based crowdfunding in the United States or to U.S. investors and that the regulations governing equity based crowdfunding in the United States have not yet been adopted. Disclose that you may not be able to structure your crowdfunding operations to comply with the final crowdfunding regulations when they are adopted.

The Offering, page 10

7.   Please clarify for us how you have 37,072,878 shares of common stock outstanding as of May 21, 2014, the date of your filing, given you had 34,642,720 shares outstanding at March 31, 2014, and issued 5,853,530 shares in connection with the final closing of your PPO on May 21, 2014.

Selling Stockholders, page 19

8.   We note your references to broker-dealers and affiliates of broker-dealers and your statement that they are indicated by footnote. We also note that no selling stockholders have been identified as broker-dealers or affiliates of broker-dealers. Please advise whether any selling stockholders are broker-dealers and affiliates of broker-dealers. If there are no such persons, please delete this disclosure.

Item 15. Recent Sales of Unregistered Securities, page II-2

9.   Please provide all the disclosure required by Item 701 of Regulation S-K with respect to the sales of unregistered securities by the registrant in the last three years. For example, you have not indicated what exemption from registration you relied upon for each sale or the facts you relied upon to make the exemption available. It also appears that you have not disclosed the required information for each closing of the private placement offering of units. Furthermore, it appears that the placement agents received cash commissions in connection with the private placement offering that are not disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Paul C. Levites, Esq.
         Gottbetter & Partners